UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 10, 2019
(Date of earliest event reported)

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200
Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

ITEM 5. NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW

Non-Reliance on Audit Report for Financial Statements for Fiscal Year Ended December 31, 2016

On June 5, 2019, GK Investment Holdings, LLC (“GKIH” and/or the “Company”) filed a Current Report on Form 1-U regarding non-reliance on audit report for the Company’s financial statements for fiscal year ended December 31, 2016. The Company has provided Eide Bailly LLP (“Eide Bailly”), an independent registered public accounting firm, with a copy of the disclosures required by Item 5(c) of instructions of Form 1-U and has requested that Eide Bailly furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether Eide Bailly agrees with the statements made by the Company in the Current Report on Form 1-U dated June 3, 2019 filed by the Company, and if not, stating the respects in which it does not agree. A copy of Eide Bailly’s letter dated June 10, 2019, is filed as Exhibit 15.1 to this Current Report on Form 1-U.

ITEM 9. OTHER EVENTS.

Exhibits

Exhibit No.	Description of Exhibit

15.1	Eide Bailly letter addressed to the Securities and Exchange Commission

15.2	The Company’s Current Report on Form 1-U, dated June 3, 2019, incorporated by reference to the Company’s Current Report on Form 1-U filed on June 5, 2019

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

By:	GK Development, Inc.,
an Illinois corporation, Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Title:	President and Sole Director
Date:	June 12, 2019

3